EXHIBIT 23.3
Consent of Independent Registered Public Accounting Firm
     We consent to the reference to our firm under the caption “Experts” in Registration Statement (Form S-3) of Delta Air Lines, Inc. for the registration of shares of its common stock to be issued on behalf of the pilots of Delta Air Lines, Inc. and Northwest Airlines Corporation pursuant to a merger-related agreement and to the incorporation by reference therein of our report dated February 28, 2008, with respect to the consolidated financial statements of Northwest Airlines Corporation included in Delta Air Lines, Inc.’s Current Reports on Form 8-K and Form 8-K/A dated October 31, 2008 and November 7, 2008, respectively, filed with the Securities and Exchange Commission.
/s/ Ernst & Young LLP
Minneapolis, Minnesota
November 4, 2008